Exhibit 99.372

Nextech AR Solutions Engages Stockhouse, Canada’s Largest Financial Portal

VANCOUVER, B.C., Canada – October 29, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of augmented reality (“AR”) experience technologies has announced that it has engaged the services of Stockhouse.com to provide increased market awareness to the Company. With 1 million+ unique visitors per month, Stockhouse is Canada’s largest financial portal and one of North America’s largest small cap investor communities. Stockhouse.com is the global hub for investors to find relevant financial news, access expert analysis and opinion and share knowledge and information with each other.

In conjunction with this engagement, Nextech has issued an aggregate of 69,518 common shares to Stockhouse at a deemed price of $1.87 per share (the “Shares”), in consideration for the provision of services by Stockhouse valued at $130,000. The Shares will be subject to a statutory hold period expiring on March 1, 2022.

For further information, please contact:

Bradley Gittings

investor.relations@nextechar.com

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About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.